TRANS ENERGY, INC.

210 SECOND STREET

P.O. BOX 393

ST. MARYS, WEST VIRGINIA 26170

March 31, 2008

Jill S. Davis

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 7010

100 F. Street, N.E.

Washington, D.C. 20649

Re:	Trans Energy, Inc. (the “Company”);
Commission’s Comment Letter Dated May 31, 2007
File No. 0-23530

Dear Ms. Davis:

This letter is in response to your comment letter referenced above. Set forth below are our responses addressing each of the items set forth in your letter. We are requesting that you accept our response on a prospective basis, whereby our changes in response to comments will be included in our Form 10-KSB for the year ended December 31, 2007. Accordingly, we will not file an amendment to our Form 10-KSB for 2006 unless otherwise advised by the Commission.

For your convenience, we are repeating your comments below and have numbered the Company’s responses in accordance with your comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

Controls and Procedures. page 19

1.

You state that there were no "significant changes" in your internal control over financial reporting and no factors that could "significantly affect" these controls subsequent to the date of their evaluation. However, Item 308(c) of Regulation S-B requires that you disclose any change in "internal control over financial reporting" identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fourth fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting." See also Regulation S-B, paragraph 4(d) of Exhibit 3 1. Please revise your disclosure accordingly.

Response to Comment # 1:

We will revise the last paragraph under Item 8A in response to your comment in the December 31, 2007 10-KSB as follows:

There have been no material changes in our internal controls over financial reporting or in other factors that could materially affect, or is reasonably likely to materially affect, internal controls over financial reporting subsequent to the date we carried out our evaluation.

Jill S. Davis

Securities and Exchange Commission

March 31, 2008

Note 3 – Discontinued Operations

2.

We note that you disposed of the Arvilla Oilfield Services, LLC business on January 3, 2006 and filed an Item 2.01 Form 8-K on April 13, 2006. Please tell us how you complied with Item 9.01 of Form 8-K, which requires pro forma information pursuant to Article 11 of Regulation S-X to be provided for significant dispositions.

Response to Comment # 2:

At the time of the transaction, the Company, a small business issuer, was subject to and followed the provisions of Regulation S-B rather than Regulation S-X.

Item 310(d) of Regulation S-B requires pro forma information only with respect to business acquisitions and contains no requirement to furnish pro forma information with respect to dispositions. In addition, General Instruction C.3. of Form 8-K states that a “small business issuer shall provide the information required by Item 310(c) and (d) of Regulation S-B in lieu of the financial information required by Item 7 of this Form.” Thus, the rules literally state that a “small business issuer” does not need to provide pro forma information in a Form 8-K reporting a disposition.

Note 5 – Oil and Gas Properties

3.	Please address the following with respect to the acquisitions and dispositions made during fiscal year 2006:

a)

Regarding your sale of the Wyoming assets in April 2006, tell us how you complied with Item 9.01 of Form 8-K, which requires pro forma information pursuant to Article 11 of Regulation S-X to be provided for significant dispositions.

b)

Regarding your acquisition of the Cobham assets in August 2006, tell us how you complied with Item 9.01 of Form 8-K, which requires financial statements for the business acquired and pro forma information pursuant to Article 11 of Regulation S-X to be provided for significant acquisitions.

c)

Regarding your acquisition of the J.B. Dewhurst oil and gas lease in September 2006, tell us how you complied with Item 8.01 of Form 8-K, which requires financial statements for businesses acquired and pro forma information pursuant to Article 11 of Regulation S-X to be provided for significant acquisitions. In addition, please add disclosure within footnote five to provide the terms of this acquisition as it is currently included in the Recent Events disclosure only in the forepart of the Form 10-KSB.

Response to Comment # 3:

Concerning these acquisitions:

a)   At the time of the transaction, the Company, as a small business issuer, was subject to and followed the provisions of Regulation S-B rather than Regulation S-X. Item 310(d) of Regulation S-B requires pro forma information only with respect to business acquisitions and contains no requirement to furnish pro forma information with respect to dispositions. In addition, General Instruction C.3. of Form 8-K states that a “small business issuer shall provide the information required by Item 310(c) and (d) of Regulation S-B in lieu of the financial information required by Item 7 of this Form.” Thus, the rules literally state that a small business issuer does not need to provide pro forma information in a Form 8-K reporting a disposition.

Jill Davis

Securities and Exchange Commission

March 31, 2008

b)   The purchase price of the Cobham assets was $1,340,000. This amount, compared to the total assets of the Company at December 31, 2005 (the last fiscal year end) of $10,934,424, was only 12%. Also, the revenues computation rules do not apply because the Company reports net losses. Regulation S-B Item 310(b)(3)(i) states that “if none of the conditions specified in paragraph (c)(2) of this Item exceeds 20%, financial statements are not required.” Therefore, in reliance on Item 310(b)(3)(i) the Company determined that financial statements for the business acquired and pro forma information were not required.

(c)  The purchase price of the J.B. Dewhurst oil and gas lease was $800,000. This amount compared to the total assets of the Company at December 31, 2005 (the last fiscal year end) of $10,934,424, was only 7%. Also, the revenues computation rules do not apply because the Company reports net losses. Regulation S-B Item 310(b)(3)(i) states that “if none of the conditions specified in paragraph (c)(2) of this Item exceeds 20%, financial statements are not required.” Therefore, in reliance on Item 310(b)(3)(i) the Company determined that financial statements for the business acquired and pro forma information were not required. Disclosure has been added to Note 5 of the Company’s financial statements to provide the terms of this acquisition.

Note 8 – Asset Retirement Obligation, page F-16

4.	Please disclose the reason for the significant revision in cost estimates to your asset retirement obligation during your fiscal year ended December 31, 2006, totaling ($937,136).

Response to Comment # 4:

From December 31, 2005 to December 31, 2006, the Company revised its estimates for the asset retirement obligations based on a detailed analysis of our properties, including changes to estimated future costs and our credit adjusted risk free rate.  Previously, the company provided its best estimates at the time of recording based on aggregating assets of a larger group.  In doing so, we referred to Statement of Financial Accounting Standards No. 143 – Accounting for Asset Retirement Obligations, wherein the paragraph A22 of the Appendix A – Implementation Guidance states “This Statement does not preclude the use of estimates and computational shortcuts that are consistent with the fair value measurement objective when computing an aggregate asset retirement obligation for assets that are components of a larger group of assets.”  We will add this discussion to Note 8.   Accordingly, we have accounted for the revision as a change in an estimate and not as a correction of an error.

Engineering Comments

Form 10-KSB/A-2 for the Fiscal Year Ended December 31, 2005

Description of Property, page 15

5.

Your response 17 to our August 8, 2006 comment letter includes a reserve report by Mark V. Schumacher, P.E. that did not utilize year-end pricing in the determination of proved reserves as required by Financial Accounting Standard 69, paragraph 30(a). Also the future production was projected on the basis that “Trans Energy plans to rework 10 wells per year for the years 2006, 2007, 2008 & 2009. Based on the past re-work history in the Smithfield Wallace Field, it has been assumed that a 25% increase in oil. and gas production rates will be realized each year as a direct result of these re-works.” Without workover procedures, costs and schedules specific to each candidate well, this estimated recovery does not appear to be reasonably certain and cannot be considered as proved reserves. Please amend your document to include only those volumes that fulfill the criteria specified in Rule 4-10(a) of Regulation S-X and Financial Accounting Standard 69. You may contact us for guidance in this matter.

Jill S. Davis

Securities and Exchange Commission

March 31, 2008

Page4

Response to Comment # 5:

The Company has completed a reserve study and received a report from Schlumberger Technology Corporation as of December 31, 2006. These numbers are included in our Form 10-KSB for the year ended December 31, 2006. This report meets all of the requirements of FAS 69 and showed that proved reserves were in fact significantly much higher than those shown in the 2005 Form 10-KSB/A. The FAS 69 disclosure is unaudited and accordingly we do not believe that there exists any misstatement requiring restatement.

Form 10-KSB for the Fiscal Year Ended December 31. 2006

Description of Property, page 13

6.

Your reserve table here uses gas units of mmcf, but should use MCF to agree with your proved reserve disclosure on page F-21. Also, your table shows no proved undeveloped reserves while your disclosure on page F-21 indicates significant proved undeveloped reserves. Please amend your document to provide consistent disclosure.

Response to Comment # 6:

We will address this issue in the reserve table to provide consistent disclosure in the December 31, 2007 10-KSB as follows

7.	Please amend your document to disclose the number of wells and undrilled locations to which these proved developed reserves and proved undeveloped reserves, respectively, are attributed.

Response to Comment # 7:

We will address this issue in the reserve table to provide consistent disclosure in the December 31, 2007 10-KSB as follows:

Jill S. Davis

Securities and Exchange Commission

March 31, 2008

8.	Please submit to us the petroleum engineering reports you used as the basis for your year-end 2006 proved reserve disclosures. These should include:

a)    One-line recaps for each well sorted by field and by present worth within each proved reserve category with the date of estimated first production for each proved undeveloped location;

b)    Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

c)    Individual, income forecasts for each of your three largest wells on a net equivalent reserve basis;

d)    Narratives and engineering exhibits (e.g. maps, performance plots, volumetric calculations) for each of these three largest properties.

Response to Comment # 8:

The petroleum engineering report from Data & Consulting Services Division of Schlumberger Technology Corporation is being delivered directly to the SEC, Ronald Winfrey, Petroleum Engineer, in a paper and electronic format.

Productive Gas Wells, page 13

9.    In part, paragraph 4B. for SEC Industry Guide 2 requires the disclosure of productive wells which are producing wells and wells capable of production. Please note that shut-in wells awaiting workover or recompletion are not capable of production and should not be included in the productive well tally. You may disclose separately those wells that shut-in for these purposes. Please amend this table to comply with Guide 2.

Response to Comment # 9:

We will address this issue to provide consistent disclosure in the December 31, 2007 10-KSB as follows:

Jill S. Davis

Securities and Exchange Commission

March 31, 2008

10.	Please amend your document to disclose SEC Industry Guide 2 items:

a)    drilling history statistics for the past thee years as prescribed by paragraph 6;

b)	gross and net developed acreage as prescribed by paragraph 4; and,

c)    oil and gas net production volumes for each of the past three years as prescribed by paragraph. 3.

Response to Comment # 10:

We will address this issue to provide consistent disclosure in the December 31, 2007 10-KSB as follows:

Supplemental Oil and Gas Disclosures, page F-20

11.

You disclose $1,280,000 as a 2006 cost incurred for proved property acquisition, but there is no corresponding line item in the proved reserve reconciliations on page F- 21. Please clarify this to us and amend your document to eliminate this inconsistency.

Jill S. Davis

Securities and Exchange Commission

March 31, 2008

Response to Comment # 11:

We will correct the proved reserve reconciliation to include purchases of minerals in place associated with proved property acquisitions in the December 31, 2007 10-KSB. In addition, we propose to correct the 2006 cost incurred for proved property disclosure. This disclosure is as follows:

Supplemental Oil and Gas Disclosures. page F-21

12.

Your proved reserve reconciliation discloses only one year of detail instead of two as required by FAS 69, paragraph 7, i.e. “complete sets.” Please amend your document to comply with this requirement.

Jill S. Davis

Securities and Exchange Commission

March 31, 2008

Response to Comment # 12:

We will correct the proved reserve reconciliation to include two years of activity in the December 31, 2007 10-KSB as follows:

13.	Please amend your document to explain the significant increase in proved reserves attributed to the "Revisions of previous estimates" line item as required by FAS 69, paragraph 11.

Response to Comment # 13:

We will add the following disclosure in the December 31, 2007 10-KSB : “The Company completed rework on its existing wells which resulted in increased production and a significant increase in the quantity estimates to its Standardized Measure of increased production and a significant increased production and a significant Net Cash Flows Relating to Proved Oil and Gas Reserves.”

14.	Please amend your document to disclose the future production costs in the standardized measure separately from the future development costs as prescribed by FAS 69, paragraph 30(b).

Response to Comment # 14:

We will disclose separately in the December 31, 2007 10-KSB the future production costs in the standardized measure as follows:

Jill S. Davis

Securities and Exchange Commission

March 31, 2008

15.

We note that your 2005 standardized measure disclosure uses a future cash inflow of over $36 million from the sale of 217 MBOE which implies a price of $167/BOE. Please amend your document here and in the standardized measure reconciliation to disclose the standardized measure calculated using year-end prices per FAS 69, paragraph 30(a).

Response to Comment # 15:

We will include in our December 31, 2007 Form 10-KSB to disclose the calculated standardized measure as follows:

Form 10-QSB for the Fiscal Quarter Ended March 31, 2007

Note 4 - Significant Events, page 20

16.

Regarding your sale to Leatherwood Inc. in January 2007, please tell us how you complied with Item 9.01 of Form 8-K, which requires pro forma information pursuant to Article I1 of Regulation S-X to be provided for significant dispositions.

Jill S. Davis

Securities and Exchange Commission

March 31, 2008

Response to Comment # 16:

At the time of the transaction, the Company, a small business issuer, was subject to and followed the provisions of Regulation S-B rather than Regulation S-X. Item 310(d) of Regulation S-B requires pro forma information only with respect to business acquisitions and contains no requirement to furnish pro forma information with respect to dispositions. In addition, General Instruction C.3. of Form 8-K states that a “small business issuer shall provide the information required by Item 310(c) and (d) of Regulation S-B in lieu of the financial information required by Item 7 of this Form.” Thus, the rules literally state that a “small business issuer” does not need to provide pro forma information in a Form 8-K reporting a disposition.

Please accept the above prospective responses to your comments in lieu of filing an amended Form 10-KSB for December 31, 2006. We anticipate that we will file our current Form 10-KSB for December 31, 2007 in a timely manner.

Sincerely,

Lisa A. Corbitt

Principal Accounting Officer